UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-41679

U Power Limited

18/F, Building 3, Science and Technology Industrial Park
Yijiang District, Wuhu City, Anhui Province
People’s Republic of China, 241003
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

On March 18, 2026, U Power Limited (the “Company”) entered into a Warrant Exchange and Cancellation Agreement (the “Exchange Agreement”) with SABBY VOLATILITY WARRANT MASTER FUND LTD. (the “Holder”).

Pursuant to the Exchange Agreement, the Holder agreed to the full surrender and cancellation of 551,628 ordinary share purchase warrants previously issued to the Holder (the “Warrants”) on July 25, 2025. In connection with such cancellation, all rights under the Warrants, including the price reset mechanisms set forth in Section 3(b) thereof, have been terminated and are of no further force or effect.

In exchange for the cancellation of the Warrants, the Company agreed to issue 3,000,000 Class A ordinary shares, par value $0.0001 per share, to the Holder (the “Exchange Shares”). To facilitate the Holder’s requirement for immediate liquidity, the Company has committed to delivering the initial 500,000 Exchange Shares via the Depository Trust Company’s Deposit/Withdrawal At Custodian (DWAC) system on or before March 18, 2026. After all of the Exchange Shares are issued, the Company will have 7,603,440 Class A ordinary shares and 368,044 Class B ordinary shares issued and outstanding.

The exchange of the Warrants for the Exchange Shares was made in reliance upon the exemption from registration provided by Section 3(a)(9) of the Securities Act of 1933, as amended. No commission or other remuneration was paid or given, directly or indirectly, for soliciting such exchange.

The foregoing description of the Exchange Agreement is qualified in its entirety by reference to the full text of the Exchange Agreement, which is filed as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Warrant Exchange and Cancellation Agreement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

U Power Limited

Date: March 18, 2026	By:	/s/ Jia Li
	Name:	Jia Li
	Title:	Chief Executive Officer and Chairman of the Board of Directors

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